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UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/09__ AND ENDING __12/31/09__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SUMMIT BROKERAGE SERVICES, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

595 S. Federal Hwy, Ste. 500
(No. and Street)

Boca Raton   **FL**   **33432**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C. Jacobs   **561-338-2761**
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace, P.A.
(Name – if individual, state last, first, middle name)

1201 S. Orlando Ave., Ste. 400   **Winter Park**   **FL**   **32789-7192**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Steven C. Jacobs , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Brokerage Services, Inc. , as of February 26 , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Notary Public

_____
Signature

Executive VicePres/Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2009

CONTENTS



MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2009, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the accompanying supplemental information are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information, Schedule I, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 26, 2010

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$4,618,440
Deposits held at clearing brokers	128,696
Commissions receivable, net	1,302,021
Notes receivable, net	826,912
Other receivables, net	480,662
Securities owned, at fair value	9,381
Prepaid expenses	626,714
Property and equipment, net	216,251
Goodwill	500,713
Other assets	76,026
Total assets	**$ 8,785,816**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 1,332,304
Accrued commissions expense	2,425,738
Total liabilities	3,758,042

Commitments and contingencies

Stockholder's equity

Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding	-
Additional paid-in capital	11,760,951
Unearned stock-based compensation	(1,114,477)
Accumulated deficit	(5,618,700)
Total stockholder's equity	5,027,774
Total liabilities and stockholder's equity	**$ 8,758,816**

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Income

For The Year Ended December 31, 2009

Revenues	
Commissions	$ 43,097,146
Interest and dividends	1,331,522
Other	570,181
	44,998,849
Expenses	
Commissions and clearing costs	36,195,049
Employee compensation and benefits	4,879,240
Occupancy and equipment	624,170
Communications	421,383
Depreciation and amortization	74,509
Other operating expenses	1,992,081
	44,186,432
Income before income taxes	812,417
Provision for income taxes	415,266
Net income	$ 397,151

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2009

| | Common Stock | | | | | |
	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock-Based Compensation	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2008	1	$ -	$ 10,981,275	$ (823,325)	$ (6,015,851)	$ 4,142,099
Contribution from parent – options issued, net	-	-	823,125	(823,125)	-	-
Effect of current year earned stock amortization, net	-	-	(43,449)	531,973	-	488,524.
Net income	-	-	-	-	397,151	397,151
Balances, December 31, 2009	1	$ -	$ 11,760,951	$ (1,114,477)	$ (5,618,700)	$ 5,027,774

The accompanying notes are an integral part of the consolidated financial statements.

F-4

Cash flows from operating activities

Net income	$ 397,151
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	74,509
Stock-based compensation	488,524
Amortization of broker notes	331,770
Changes in:	
Deposits held at clearing brokers	(47)
Commissions receivable	(436,122)
Notes receivable	(646,227)
Other receivables	(53,745)
Securities owned	(1,477)
Prepaid expenses and other assets	(190,506)
Accounts payable and accrued expenses	191,629
Accrued commissions expense	1,025,396
Net cash provided by operating activities	1,180,855

Cash flows from investing activities

Purchase of property and equipment	(138,032)
Net cash used in investing activities	(138,032)

Net increase in cash and cash equivalents	1,042,823
Cash and cash equivalents at beginning of year	3,575,617
Cash and cash equivalents at end of year	$ 4,618,440

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services, Inc. ("SBS" or the "Company") provides a full range of financial services primarily to retail clients through its network of approximately 190 independent branch offices and one company-owned office. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation, the Municipal Securities Rulemaking Board and the National Futures Association.

CORPORATE REORGANIZATION - On February 26, 2004, the Company's shareholders approved a reorganization whereby Summit Brokerage Services, Inc. became a wholly-owned subsidiary of Summit Financial Services Group, Inc. ("SFSG" or the "Parent") (the "Reorganization"). In connection with the Reorganization, all of the shares and share equivalents of SBS, including all options, warrants and preferred stock, were converted into equivalent shares and share equivalents of SFSG. The post-Reorganization capitalization of SBS consists of a single share of outstanding common stock owned by SFSG.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's wholly-owned subsidiaries include Summit Financial Group, Inc. (a registered investment advisor), SBS Insurance Agency of Florida, Inc. (an insurance business), and Summit Holding Group, Inc. All significant inter-company transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly-liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

DEPOSITS HELD AT CLEARING BROKERS - The Company has interest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

COMMISSIONS RECEIVABLE - The Company does not provide an allowance for commissions and other amounts due from its clearing brokers since, in the opinion of management, such amounts are fully collectible. For commissions due from parties other than the clearing brokers, the Company reduces the gross receivable based on the length of time it has been outstanding. As of December 31, 2009, the allowance amount was not significant.

NOTES RECEIVABLE, NET - Notes receivable, net are comprised of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Non-forgivable loans are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production, while the forgivable loans are amortized, typically over a period of four years. Any amortized amounts are included in commissions and clearing costs in the accompanying Consolidated Statement of Income. The Company's policy is to establish an allowance against the net amount of the loans. Furthermore, management periodically reviews the loans to determine whether additional allowances should be recorded. As of December 31, 2009, the Company had established allowances totaling approximately $54,000. In the event a financial advisor's affiliation terminates prior to either the repayment of the loan or its complete amortization, the financial advisor is required to repay such balance to the Company.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

OTHER RECEIVABLES, NET - Other receivables, net consist primarily of amounts due to the Parent of approximately $318,000, amounts due from employees and financial advisors of approximately $77,000 and other receivables of approximately $86,000.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value, as determined by management. The resulting differences between cost and estimated fair value are included in the Consolidated Statement of Income.

PROPERTY AND EQUIPMENT, NET - Property and equipment, net are stated at cost. Depreciation for financial reporting purposes is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years.

COMMISSION REVENUE AND EXPENSE - Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist primarily of taxes currently due plus deferred taxes.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets may also be recognized for operating losses and tax credits that are available to offset future taxable income. (See Note 8.)

STOCK OPTIONS - The Company accounts for stock-based compensation related to both employees and non-employees using the fair market value method. Most often, options are granted for the provision of future services, such as continued employment or, in the case of independent financial advisors, their affiliation with the Company. Consequently, the options typically provide for vesting over a period of years, with a certain percentage of the options vesting each year upon the anniversary date of the grant, if the grantee is then still affiliated with the Company. In certain instances, unearned stock compensation is recorded for options issued to either employees or non-employees for services to be rendered in the future. Any unearned stock compensation is generally amortized over the period the underlying options are earned, which is typically the vesting period. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The amortization of earned stock expense related to issuances to employees is included in the accompanying Consolidated Statement of Income under the caption "Employee compensation and benefits," while the amortization of earned stock expense related to issuances to non-employees is included under the caption "Other operating expenses." (See Note 6.)

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which is not determinable until such litigation has been settled, the valuation of intangible assets, the allowances for notes receivable from financial advisors, and stock-based compensation. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - Management has evaluated subsequent events for recognition and disclosure through February 26, 2010, the date the consolidated financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009:

Computer systems and software	$ 351,868
Equipment and furniture	141,832
Leasehold improvements	13,722
Total	507,422
Less: accumulated depreciation and amortization	(291,171)
Total property and equipment, net	$ 216,251

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2009:

Accounts payable	$ 258,053
Accrued expenses and other accrued liabilities	771,166
Accrued wages	303,085
	$ 1,332,304

NOTE 4 - GOODWILL AND CUSTOMER LIST

On January 2, 2003, the Company acquired, in an asset purchase agreement, a branch office (the "Branch") from Wachovia Securities Financial Network, Inc. ("Wachovia"). The purchase price was approximately $1,854,000, which was paid to Wachovia over four years. The purchase price was paid by SBS in periodic payments over the four-year period commencing in January 2003. The continuous employment of all of the representatives operating from within the Branch was not guaranteed; however, for certain representatives who did not maintain employment with the Company through the period ended January 2, 2005, a pro-rata adjustment was made to the purchase price.

Based upon management's estimates, the original purchase price, including transaction costs, was allocated as follows: Customer list - $1,142,000; Goodwill - $532,000; Equipment - $6,000; imputed interest - $176,000. The customer list was amortized over its estimated beneficial life of six years. As of December 31, 2009, the customer list had been fully amortized.

Goodwill is reviewed for impairment at least annually, with the Company recording adjustments, if any, that are deemed appropriate. No such impairment expense was recorded in 2009.

NOTE 5 - COMMON STOCK

As a result of the Reorganization, during 2004 SFSG cancelled all of the outstanding shares of common stock and other equity instruments in SBS. The capital structure of SBS is currently comprised of a single share of common stock, which share was issued to the Parent upon the Reorganization.

NOTE 6 - STOCK OPTIONS AND WARRANTS

The Company accounts for all option issuances (including those issued by SFSG to both employees and non-employees of SBS on behalf of SBS) using the fair market value method. In connection therewith, the Company records, upon the issuance of each option, Unearned Stock-Based Compensation in an amount equal to the number of shares covered by the option multiplied by the fair value per option. The amount recorded as Unearned Stock-Based Compensation is then amortized over the vesting period of the option. Consequently, the total expense recognized in the current period represents the amortized portion,

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

if any, of the fair value of all outstanding options. Subsequent to the Reorganization, the Company has not issued any options. Rather, all options granted to employees and non-employees of SBS have been issued by the Parent. Any expense that the Parent is required to recognize as a result of these issuances is recorded by the Company.

The following schedule reflects the number of shares covered by stock option and warrant activity during 2009 related to both employees and non-employees:

Shares	
New grants – employees	1,030,105
New grants – non-employees	459,588
Forfeited, expired or exercised – employees	144,440
Forfeited, expired or exercised – non-employees	410,134
Amount	
Fair market value of options issued – employees	$ 686,114
Fair market value of options issued – non-employees	$ 137,011
Earned stock expense, net – employees	$ 321,943
Earned stock expense, net – non-employees	$ 125,451

During 2009, the Company cancelled and replaced options and warrants entitling the holders thereof to purchase up to 1,576,981 and 509,000 shares of common stock, respectively, as more fully described below:

Shares	
Cancelled and replaced options – employees	1,509,481
Cancelled and replaced options – non-employees	67,500
Cancelled and replaced warrants – employees	465,000
Cancelled and replaced warrants – non-employees	44,000
Amount	
Fair market value of replacement options – employees, net	$ 341,889
Fair market value of replacement options – non-employees, net	$ 13,035
Fair market value of replacement warrants – employees, net	$ 37,534
Fair market value of replacement warrants – non-employees, net	$ 3,626

Stock option activity during 2009 was as follows (which represents options issued by SFSG for employees and non-employees of the Company):

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2008	17,938,308	$ 0.41
Granted	1,489,693	$ 0.59
Cancelled options	(1,576,981)	$ 0.52
Issued upon cancellation of previously granted options	1,576,981	$ 0.56
Forfeited or expired	(366,920)	$ 0.43
Exercised	(187,654)	$ 0.34
Outstanding at December 31, 2009	18,873,427	$ 0.42

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

As of December 31, 2009, there were currently exercisable options outstanding allowing the holders thereof to purchase approximately 13.67 million shares of SFSG's common stock at a weighted average exercise price of approximately $.37 per share. The exercise prices for outstanding, as well as currently exercisable, options range from $.24 to $2.50.

During 2003, the Company issued warrants entitling the holders thereof to acquire up to 1,478,000 shares of common stock at a price of $.30 per share. These warrants were exercisable for a period of five years and had expiration dates ranging from March 18, 2008 to April 11, 2008. In connection with the Reorganization, these warrants were cancelled and reissued by SFSG. During 2006, the Company agreed to extend the term of certain of the warrants by two years, with expiration dates now ranging from March 18, 2010 to April 11, 2010. During 2009, holders of warrants underlying 509,000 shares of common stock cancelled and replaced their warrants in exchange for new warrants with an exercise price of $.50 per share, immediate vesting and a five-year term. In connection with cancellation and replacement, the Company recognized earned stock expense of $41,160. As of December 31, 2009, there were outstanding warrants allowing the holders thereof to purchase 709,000 shares of SFSG's common stock.

For purposes of valuing options and warrants, the Company (and SFSG subsequent to the Reorganization) uses the Black-Scholes option pricing model. For the year ended December 31, 2009, the following assumptions have been utilized:

Expected life (in years)	.1 – 7.0
Risk-free interest rate	0.06% - 3.39%
Volatility	57% - 66%
Dividend yield	0.0%

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company previously leased office space under four non-cancellable operating leases. Under these leases, the Company occupied approximately 14,200 square feet of office space in five suites within the same building in Boca Raton, Florida. On June 25, 2003, the Company entered into two of these long-term leases for space totaling approximately 6,300 square feet. These leases both commenced on February 1, 2004 and expired on January 31, 2010. On May 1, 2006, the Company entered into another long-term lease for approximately 600 square feet, which lease expired on January 31, 2010. On March 22, 2005, the Company entered into an additional long-term lease for space totaling approximately 7,400 square feet. This lease, which commenced on February 1, 2005 and expired on January 31, 2010, provided for monthly base rent in the amount of $13,579. The lease allowed for a remodeling allowance of $38,850, which had been applied as a credit to reduce rent payments made during the first six months of the lease's effective period. This credit is being amortized over the term of the lease as a reduction to the amount of rent expense. In addition to the base rent, all of these leases required the Company to pay its pro-rata share of common area expenses and management fees, which amount approximated 60% of the base rent. Total rent expense, including month-to-month leases for the year ended December 31, 2009, was approximately $530,000.

In December 2009, the Company entered into a two separate lease agreements for office space in Boca Raton, Florida to replace the lease agreements expiring on January 31, 2010. The first lease is for 13,554 square feet of office space to house the corporate headquarters for the Company's operations. The Lease Agreement took effect as of February 1, 2010 and replaced the Company's lease, which expired in January 2010. The term of the Lease Agreement is from February 1, 2010 through August 31, 2017, with the Company having the option to extend the Lease Agreement for two five-year renewal terms. Initial

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Operating Leases *(Continued)*

base rent is approximately $23,719 per month, subject to certain fixed increases over the course of the term, as set forth in the Lease Agreement. The second lease is for 4,264 square feet of office space to house certain financial advisors. The Second Lease Agreement, which was originally effective as of August 1, 2010, was amended on January 14, 2010 to provide for occupancy effective as of March 1, 2010. The term of the Second Lease Agreement is from March 1, 2010 through August 31, 2013, with the Company having the option to extend the Second Lease Agreement for one four-year renewal term and, subsequently, two five-year renewal terms. Initial base rent is approximately $7,462 per month, subject to certain fixed increases over the course of the term, as set forth in the Second Lease Agreement.

The Company also leases certain equipment under an operating lease, which lease provides for minimum monthly payments of approximately $3,000 through December 2011.

The approximate minimum annual, non-cancelable rent payments due under the Company's operating leases (based only on the base rent, without regard to the Company's share of common areas and other expenses) are as follows:

Year	Amount
2010	$ 230,000
2011	413,000
2012	393,000
2013	321,000
2014	314,000
Thereafter	883,000
	$ 2,554,000

Legal Proceedings

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses that could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Retirement Plan

The Company has a retirement plan, which management believes qualifies as a deferred compensation plan (the "Plan"), under Section 401(k) of the Internal Revenue Code. All employees who are at least 21 years old are eligible to participate in the Plan on the first day of the month following their six-month anniversary of service. During the year ended December 31, 2009, the Company matched 100% of the eligible participant's contribution up to 3% of the participant's qualifying wages and then 50% of the next 2% of participant's contribution. Company matching contributions charged to wages and related expenses for the year ended December 31, 2009 approximated $135,000.

Natural Disasters

The Company's operations are located in an area that has been, and will potentially be, affected by tropical storms. In prior years, some portions of the Company's operations have been impacted by such storms. Although the Company maintains business interruption insurance, and has filed claims related to storms in prior years, there can be no assurance that, in the future, the amount of such proceeds will be sufficient to offset any losses incurred. The Company does not reserve any amounts for such contingency.

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2009, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 8 - INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. As of December 31, 2009, the Company recognized a deferred tax asset of approximately $987,000, the significant components of which are as follows:

	Amount
Amortization of stock-based compensation	$ 680,000
Amortization of customer list and goodwill	150,000
Allowances and other items	157,000
	$ 987,000

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2009, the Company had established a valuation allowance equal to the amount of the deferred tax asset. The valuation allowance increased by approximately $110,000 during the year ended December 31, 2009.

NOTE 8 - INCOME TAXES *(Continued)*

The Company is included in the consolidated tax return filed by SFSG. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis. The Company's effective tax rate for the year ended December 31, 2009 differs from the statutory federal income tax rate due to the following:

Tax at statutory rate	34%
Increase (decrease) resulting from:	
Effect of state income tax	3%
Effect of non-deductible expenses, primarily stock-based compensation	19%
Other	(5%)
Effective tax rate	51%

The federal and state income tax provision is approximately as follows for the year ended December 31, 2009:

Current	
Federal	$260,000
State	45,000
	305,000
Deferred	
Federal	91,000
State	19,000
	110,000
Total provision for income taxes	$415,000

NOTE 9 - CONCENTRATIONS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally-insured limits.

During the year ended December 31, 2009, transactions representing approximately 48% of the Company's total commission revenues were processed through one of the Company's clearing brokers. At December 31, 2009, commissions receivable from this clearing broker represented approximately 25% of total commissions receivable.

FAIR VALUE - All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 10 - RELATED-PARTY TRANSACTIONS

During 2009, the Company paid certain costs, including dividends, on behalf of SFSG in the amount of approximately $184,000. During 2009, the Company received from SFSG a capital contribution in the form of contributed equity of approximately $823,000 related to the issuance of options in SFSG.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain at least $250,000 in net capital. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c-3-1.

At December 31, 2009, the Company had net capital of approximately $2.3 million and the Company's aggregate indebtedness to net capital ratio was 1.67 to 1, as computed under SEC Rule 15c-3-1.

NOTE 12 - SUBSEQUENT EVENT

In January 2010, options entitling the Chairman, CEO and President of the Company (the "Holder") to acquire up to 5,600,000 shares of SFSG's common stock at an exercise price of $.25 per share were cancelled, in consideration, in part, for the issuance of new options to acquire 2,800,000 shares of common stock, together with 2,800,000 shares of deferred stock. The new options and the deferred stock were issued subject to shareholder approval of certain amendments to SFSG's 2006 Incentive Compensation Plan (the "Plan"), to among other things, increase the number of shares of common stock underlying the Plan. The new options were issued with an exercise price of $.50 per share and are immediately exercisable upon shareholder approval of the amendments to the Plan. The new options will expire, if not sooner exercised, on December 31, 2019. The deferred stock represents a contingent right to receive an equal number of shares of common stock, which will vest ratably over a period of seven years, and will be delivered upon the earlier to occur of: (i) December 31, 2019; (ii) a change in control of the SFSG; or (iii) under certain circumstances, the termination of the Holder's employment with the Company.

SUPPLEMENTAL INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

Net Capital

Total consolidated stockholder's equity	$ 5,027,774
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(38,865)
Notes and other receivables	(1,307,574)
Prepaid expenses	(626,713)
Property and equipment, net	(216,251)
Goodwill	(500,714)
Security deposits	(76,026)
Net capital prior to haircuts	2,261,631
Haircuts	(6,337)
Net capital	$ 2,255,294

Aggregate Indebtedness

Items included in the consolidated statement of financial condition	
Accounts payable and accrued expenses	$ 1,332,304
Accrued commissions expense	2,425,738
Total aggregate indebtedness	$ 3,758,042

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 250,536
Excess net capital at 1,500 percent	$ 2,004,758
Excess net capital at 1,000 percent	$ 1,879,490
Ratio: Aggregate indebtedness to net capital	1.67 to 1

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
As of December 31, 2009

Schedule I

(continued)

Reconciliation with the Company's net capital requirement computation
(included in Part II of Form X-17A-5 as of December 31, 2009):

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 1,896,789
Audit adjustments and reclassifications:	
Increase in amounts due from clearing firms	37,052
Decrease in commissions receivable	(20,167)
Decrease in prepaid taxes and accrued tax expense	415,336
Increase in intercompany receivable	(61,003)
Other adjustments	(12,713)
Net capital, as adjusted	$ 2,255,294



MOORE STEPHENS LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements of Summit Brokerage Services, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, as required by Rule 15c3-3.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 26, 2010